Exhibit 99.1

CONSOLIDATED STATEMENT OF INCOME

TOTAL

(unaudited)

For the year ended December 31, (M$) (a)	2013	2012	2011
Sales	251,725	257,037	257,084
Excise taxes	(23,756)	(22,821)	(25,254)
Revenues from sales	227,969	234,216	231,830

Purchases, net of inventory variation	(160,849)	(162,908)	(158,533)
Other operating expenses	(28,764)	(29,273)	(27,549)
Exploration costs	(2,169)	(1,857)	(1,418)
Depreciation, depletion and amortization of tangible assets and mineral interests	(11,994)	(12,237)	(10,448)
Other income	2,290	1,897	2,975
Other expense	(2,800)	(1,178)	(1,738)

Financial interest on debt	(889)	(863)	(992)
Financial income from marketable securities & cash equivalents	85	128	380
Cost of net debt	(804)	(735)	(612)

Other financial income	696	717	848
Other financial expense	(702)	(641)	(597)

Equity in net income (loss) of affiliates	3,415	2,582	2,680

Income taxes	(14,767)	(16,747)	(19,614)

Consolidated net income	11,521	13,836	17,824

Group share	11,228	13,648	17,400
Non-controlling interests	293	188	424

Earnings per share ($)	4.96	6.05	7.74

Fully-diluted earnings per share ($)	4.94	6.02	7.71

(a)	Except for per share amounts.

CONSOLIDATED STATEMENT OF COMPREHENSIVE INCOME

TOTAL

(unaudited)

For the year ended December 31, (M$)	2013	2012	2011
Consolidated net income	11,521	13,836	17,824

Other comprehensive income

Actuarial gains and losses	682	(1,171)	(742)
Tax effect	(287)	465	266
Currency translation adjustment generated by the mother company	3,129	1,324	(2,347)

Items not potentially reclassifiable to profit and loss	3,524	618	(2,823)

Currency translation adjustment	(1,925)	(397)	993
Available for sale financial assets	33	(435)	469
Cash flow hedge	156	83	(117)
Share of other comprehensive income of equity affiliates, net amount	(805)	249	(203)
Other	(12)	(18)	(10)
Tax effect	(62)	82	(77)

Items potentially reclassifiable to profit and loss	(2,615)	(436)	1,055

Total other comprehensive income (net amount)	909	182	(1,768)

Comprehensive income	12,430	14,018	16,056

- Group share	12,193	13,848	15,682
- Non-controlling interests	237	170	374

CONSOLIDATED BALANCE SHEET

TOTAL

(unaudited)

As of December 31, (M$)	2013	2012	2011
ASSETS

Non-current assets
Intangible assets, net	18,395	16,965	16,062
Property, plant and equipment, net	104,480	91,477	83,400
Equity affiliates : investments and loans	20,417	18,153	16,814
Other investments	1,666	1,571	4,755
Hedging instruments of non-current financial debt	1,418	2,145	2,557
Deferred income taxes	3,838	2,982	2,653
Other non-current assets	4,406	3,513	3,179

Total non-current assets	154,620	136,806	129,420

Current assets
Inventories, net	22,097	22,954	23,447
Accounts receivable, net	23,422	25,339	25,941
Other current assets	14,892	13,307	13,932
Current financial assets	739	2,061	906
Cash and cash equivalents	20,200	20,409	18,147
Assets classified as held for sale	3,253	5,010	—

Total current assets	84,603	89,080	82,373

Total assets	239,223	225,886	211,793

LIABILITIES & SHAREHOLDERS’ EQUITY

Shareholders’ equity
Common shares	7,493	7,454	7,447
Paid-in surplus and retained earnings	98,254	92,485	86,461
Currency translation adjustment	(1,203)	(1,696)	(2,884)
Treasury shares	(4,303)	(4,274)	(4,357)

Total shareholders’ equity - Group Share	100,241	93,969	86,667

Non-controlling interests	3,138	1,689	1,749

Total shareholders’ equity	103,379	95,658	88,416

Non-current liabilities
Deferred income taxes	17,850	16,006	15,340
Employee benefits	4,235	4,939	4,380
Provisions and other non-current liabilities	17,517	15,285	14,114
Non-current financial debt	34,574	29,392	29,186

Total non-current liabilities	74,176	65,622	63,020

Current liabilities
Accounts payable	30,282	28,563	28,577
Other creditors and accrued liabilities	18,948	19,316	19,045
Current borrowings	11,193	14,535	12,519
Other current financial liabilities	381	232	216
Liabilities directly associated with the assets classified as held for sale	864	1,960	—

Total current liabilities	61,668	64,606	60,357

Total liabilities and shareholders’ equity	239,223	225,886	211,793

CONSOLIDATED STATEMENT OF CASH FLOW

TOTAL

(unaudited)

For the year ended December 31, (M$)	2013	2012	2011
CASH FLOW FROM OPERATING ACTIVITIES

Consolidated net income	11,521	13,836	17,824
Depreciation, depletion and amortization	13,358	13,466	12,010
Non-current liabilities, valuation allowances and deferred taxes	1,567	1,889	2,272
Impact of coverage of pension benefit plans	—	(465)	—
(Gains) losses on disposals of assets	(80)	(1,715)	(2,479)
Undistributed affiliates’ equity earnings	(775)	272	(149)
(Increase) decrease in working capital	2,525	1,392	(2,421)
Other changes, net	397	183	136

Cash flow from operating activities	28,513	28,858	27,193

CASH FLOW USED IN INVESTING ACTIVITIES

Intangible assets and property, plant and equipment additions	(29,748)	(25,574)	(24,986)
Acquisitions of subsidiaries, net of cash acquired	(21)	(245)	(1,189)
Investments in equity affiliates and other securities	(1,756)	(1,152)	(6,299)
Increase in non-current loans	(2,906)	(2,504)	(1,687)

Total expenditures	(34,431)	(29,475)	(34,161)
Proceeds from disposals of intangible assets and property, plant and equipment	1,766	1,822	2,003
Proceeds from disposals of subsidiaries, net of cash sold	2,654	452	800
Proceeds from disposals of non-current investments	330	3,618	7,922
Repayment of non-current loans	1,649	1,651	1,215

Total divestments	6,399	7,543	11,940

Cash flow used in investing activities	(28,032)	(21,932)	(22,221)

CASH FLOW USED IN FINANCING ACTIVITIES

Issuance (repayment) of shares:
- Parent company shareholders	485	41	670
- Treasury shares	(238)	(88)	—
Dividends paid:
- Parent company shareholders	(7,128)	(6,660)	(7,155)
- Non-controlling interests	(156)	(133)	(239)
Other transactions with non-controlling interests	2,153	—	(798)
Net issuance (repayment) of non-current debt	11,102	6,780	5,664
Increase (decrease) in current borrowings	(9,037)	(3,540)	(5,387)
Increase (decrease) in current financial assets and liabilities	1,298	(1,217)	1,247
Cash flow used in financing activities	(1,521)	(4,817)	(5,998)

Net increase (decrease) in cash and cash equivalents	(1,040)	2,109	(1,026)
Effect of exchange rates	831	153	(187)
Cash and cash equivalents at the beginning of the period	20,409	18,147	19,360

Cash and cash equivalents at the end of the period	20,200	20,409	18,147

Consolidated statement of changes in shareholders’ equity

TOTAL

(unaudited)

	Common shares issued		Paid-in surplus and retained earnings	Currency translation adjustment	Treasury shares		Shareholders’ equity - Group Share	Non-controlling interests	Total shareholders’ equity
(M$)	Number	Amount			Number	Amount
As of January 1, 2011	2,349,640,931	7,398	78,165	(1,291)	(112,487,679)	(4,524)	79,748	1,144	80,892

Net income 2011	—	—	17,400	—	—	—	17,400	424	17,824
Other comprehensive income	—	—	(153)	(1,565)	—	—	(1,718)	(50)	(1,768)
Comprehensive Income	—	—	17,247	(1,565)	—	—	15,682	374	16,056
Dividend	—	—	(8,988)	—	—	—	(8,988)	(239)	(9,227)
Issuance of common shares	14,126,382	49	621	—	—	—	670	—	670
Purchase of treasury shares	—	—	—	—	—	—	—	—	—
Sale of treasury shares(a)	—	—	(167)	—	2,933,506	167	—	—	—
Share-based payments	—	—	224	—	—	—	224	—	224
Share cancellation	—	—	—	—	—	—	—	—	—
Other operations with non-controlling interests	—	—	(609)	(28)	—	—	(637)	(161)	(798)
Other items	—	—	(32)	—	—	—	(32)	631	599

As of December 31, 2011	2,363,767,313	7,447	86,461	(2,884)	(109,554,173)	(4,357)	86,667	1,749	88,416

Net income 2012	—	—	13,648	—	—	—	13,648	188	13,836
Other comprehensive income	—	—	(987)	1,187	—	—	200	(18)	182
Comprehensive Income	—	—	12,661	1,187	—	—	13,848	170	14,018
Dividend	—	—	(6,728)	—	—	—	(6,728)	(133)	(6,861)
Issuance of common shares	2,165,833	7	34	—	—	—	41	—	41
Purchase of treasury shares	—	—	—	—	(1,800,000)	(88)	(88)	—	(88)
Sale of treasury shares(a)	—	—	(171)	—	2,962,534	171	—	—	—
Share-based payments	—	—	188	—	—	—	188	—	188
Share cancellation	—	—	—	—	—	—	—	—	—
Other operations with non-controlling interests	—	—	20	1	—	—	21	(21)	—
Other items	—	—	20	—	—	—	20	(76)	(56)

As of December 31, 2012	2,365,933,146	7,454	92,485	(1,696)	(108,391,639)	(4,274)	93,969	1,689	95,658

Net income 2013	—	—	11,228	—	—	—	11,228	293	11,521
Other comprehensive income	—	—	473	492	—	—	965	(56)	909
Comprehensive Income	—	—	11,701	492	—	—	12,193	237	12,430
Dividend	—	—	(7,116)	—	—	—	(7,116)	(156)	(7,272)
Issuance of common shares	11,745,014	39	446	—	—	—	485	—	485
Purchase of treasury shares	—	—	—	—	(4,414,200)	(238)	(238)	—	(238)
Sale of treasury shares(a)	—	—	(209)	—	3,591,391	209	—	—	—
Share-based payments	—	—	189	—	—	—	189	—	189
Share cancellation	—	—	—	—	—	—	—	—	—
Other operations with non-controlling interests	—	—	749	1	—	—	750	1,355	2,105
Other items	—	—	9	—	—	—	9	13	22

As of December 31, 2013	2,377,678,160	7,493	98,254	(1,203)	(109,214,448)	(4,303)	100,241	3,138	103,379

(a)	Treasury shares related to the restricted stock grants.

BUSINESS SEGMENT INFORMATION

TOTAL

(unaudited)

For the year ended December 31, 2013 (M$)	Upstream	Refining & Chemicals	Marketing & Services	Corporate	Intercompany	Total
Non-Group sales	26,367	114,483	110,873	2	—	251,725
Intersegment sales	37,650	52,275	2,159	177	(92,261)	—
Excise taxes	—	(4,814)	(18,942)	—	—	(23,756)

Revenues from sales	64,017	161,944	94,090	179	(92,261)	227,969
Operating expenses	(31,875)	(160,031)	(91,343)	(794)	92,261	(191,782)
Depreciation, depletion and amortization of tangible assets and mineral interests	(9,484)	(1,736)	(733)	(41)	—	(11,994)

Operating income	22,658	177	2,014	(656)	—	24,193
Equity in net income (loss) of affiliates and other items	2,688	181	55	(25)	—	2,899
Tax on net operating income	(13,706)	(612)	(560)	(29)	—	(14,907)

Net operating income	11,640	(254)	1,509	(710)	—	12,185
Net cost of net debt						(664)
Non-controlling interests						(293)

Net income						11,228

For the year ended December 31, 2013 (adjustments) (a) (M$)	Upstream	Refining & Chemicals	Marketing & Services	Corporate	Intercompany	Total
Non-Group sales	(74)	—	—	—	—	(74)
Intersegment sales	—	—	—	—	—	—
Excise taxes	—	—	—	—	—	—

Revenues from sales	(74)	—	—	—	—	(74)
Operating expenses	(113)	(1,405)	(134)	—	—	(1,652)
Depreciation, depletion and amortization of tangible assets and mineral interests	(855)	(184)	(4)	—	—	(1,043)

Operating income (b)	(1,042)	(1,589)	(138)	—	—	(2,769)
Equity in net income (loss) of affiliates and other items	(305)	(268)	4	(34)	—	(603)
Tax on net operating income	537	(254)	89	(45)	—	327

Net operating income (b)	(810)	(2,111)	(45)	(79)	—	(3,045)
Net cost of net debt						—
Non-controlling interests						(19)

Net income						(3,064)

(a) Adjustments include special items, inventory valuation effect and the effect of changes in fair value. (b) Of which inventory valuation effect
On operating income	—	(978)	(87)	—
On net operating income	—	(656)	(63)	—

For the year ended December 31, 2013 (adjusted) (M$) (a)	Upstream	Refining & Chemicals	Marketing & Services	Corporate	Intercompany	Total
Non-Group sales	26,441	114,483	110,873	2	—	251,799
Intersegment sales	37,650	52,275	2,159	177	(92,261)	—
Excise taxes	—	(4,814)	(18,942)	—	—	(23,756)

Revenues from sales	64,091	161,944	94,090	179	(92,261)	228,043
Operating expenses	(31,762)	(158,626)	(91,209)	(794)	92,261	(190,130)
Depreciation, depletion and amortization of tangible assets and mineral interests	(8,629)	(1,552)	(729)	(41)	—	(10,951)

Adjusted operating income	23,700	1,766	2,152	(656)	—	26,962
Equity in net income (loss) of affiliates and other items	2,993	449	51	9	—	3,502
Tax on net operating income	(14,243)	(358)	(649)	16	—	(15,234)

Adjusted net operating income	12,450	1,857	1,554	(631)	—	15,230
Net cost of net debt						(664)
Non-controlling interests						(274)

Adjusted net income						14,292

Adjusted fully-diluted earnings per share ($)						6.29

(a) Except for earnings per share.

For the year ended December 31, 2013 (M$)	Upstream	Refining & Chemicals	Marketing & Services	Corporate	Intercompany	Total
Total expenditures	29,750	2,708	1,814	159	—	34,431
Total divestments	5,786	365	186	62	—	6,399
Cash flow from operating activities	21,857	4,260	2,557	(161)	—	28,513

Balance sheet as of December 31, 2013
Property, plant and equipment, intangible assets, net	103,667	12,407	6,441	360	—	122,875
Investments & loans in equity affiliates	15,862	3,542	1,013	—	—	20,417
Other non-current assets	5,691	1,427	2,014	778	—	9,910
Working capital	(327)	10,458	3,779	(2,729)	—	11,181
Provisions and other non-current liabilities	(31,574)	(4,437)	(2,303)	(1,288)	—	(39,602)
Assets and liabilities classified as held for sale	2,210	—	—	—	—	2,210
Capital Employed (balance sheet)	95,529	23,397	10,944	(2,879)	—	126,991
Less inventory valuation effect	—	(3,645)	(893)	(2)	—	(4,540)
Capital Employed (Business segment information)	95,529	19,752	10,051	(2,881)	—	122,451
ROACE (1) as a percentage	14%	9%	16%	—	—	13%

(1) ROACE (Return on Average Capital Employed): ratio of adjusted net operating income to average capital employed between the beginning and the end of the period.

BUSINESS SEGMENT INFORMATION

TOTAL

(unaudited)

For the year ended December 31, 2012 (M$)	Upstream	Refining & Chemicals	Marketing & Services	Corporate	Intercompany	Total
Non-Group sales	28,449	117,067	111,281	240	—	257,037
Intersegment sales	40,498	57,134	970	256	(98,858)	—
Excise taxes	—	(4,616)	(18,205)	—	—	(22,821)

Revenues from sales	68,947	169,585	94,046	496	(98,858)	234,216
Operating expenses	(33,361)	(166,379)	(91,907)	(1,249)	98,858	(194,038)
Depreciation, depletion and amortization of tangible assets and mineral interests	(9,555)	(1,856)	(780)	(46)	—	(12,237)

Operating income	26,031	1,350	1,359	(799)	—	27,941
Equity in net income (loss) of affiliates and other items	3,005	271	(252)	353	—	3,377
Tax on net operating income	(15,879)	(337)	(488)	(163)	—	(16,867)

Net operating income	13,157	1,284	619	(609)	—	14,451
Net cost of net debt						(615)
Non-controlling interests						(188)

Net income						13,648

For the year ended December 31, 2012 (adjustments) (a) (M$)	Upstream	Refining & Chemicals	Marketing & Services	Corporate	Intercompany	Total
Non-Group sales	(12)	—	—	—	—	(12)
Intersegment sales	—	—	—	—	—	—
Excise taxes	—	—	—	—	—	—

Revenues from sales	(12)	—	—	—	—	(12)
Operating expenses	(752)	(257)	(294)	(115)	—	(1,418)
Depreciation, depletion and amortization of tangible assets and mineral interests	(1,538)	(266)	(87)	—	—	(1,891)

Operating income (b)	(2,302)	(523)	(381)	(115)	—	(3,321)
Equity in net income (loss) of affiliates and other items	326	(51)	(154)	188	—	309
Tax on net operating income	817	90	85	(139)	—	853

Net operating income (b)	(1,159)	(484)	(450)	(66)	—	(2,159)
Net cost of net debt						—
Non-controlling interests						35

Net income						(2,124)

(a) Adjustments include special items, inventory valuation effect and the effect of changes in fair value. (b) Of which inventory valuation effect
On operating income	—	(230)	(71)	—
On net operating income	—	(149)	(50)	—

For the year ended December 31, 2012 (adjusted) (M$) (a)	Upstream	Refining & Chemicals	Marketing & Services	Corporate	Intercompany	Total
Non-Group sales	28,461	117,067	111,281	240	—	257,049
Intersegment sales	40,498	57,134	970	256	(98,858)	—
Excise taxes	—	(4,616)	(18,205)	—	—	(22,821)

Revenues from sales	68,959	169,585	94,046	496	(98,858)	234,228
Operating expenses	(32,609)	(166,122)	(91,613)	(1,134)	98,858	(192,620)
Depreciation, depletion and amortization of tangible assets and mineral interests	(8,017)	(1,590)	(693)	(46)	—	(10,346)

Adjusted operating income	28,333	1,873	1,740	(684)	—	31,262
Equity in net income (loss) of affiliates and other items	2,679	322	(98)	165	—	3,068
Tax on net operating income	(16,696)	(427)	(573)	(24)	—	(17,720)

Adjusted net operating income	14,316	1,768	1,069	(543)	—	16,610
Net cost of net debt						(615)
Non-controlling interests						(223)

Adjusted net income						15,772

Adjusted fully-diluted earnings per share ($)						6.96

(a) Except for earnings per share.

For the year ended December 31, 2012 (M$)	Upstream	Refining & Chemicals	Marketing & Services	Corporate	Intercompany	Total
Total expenditures	25,200	2,502	1,671	102	—	29,475
Total divestments	3,595	392	196	3,360	—	7,543
Cash flow from operating activities	24,354	2,726	1,456	322	—	28,858

Balance sheet as of December 31, 2012
Property, plant and equipment, intangible assets, net	90,128	12,167	5,848	299	—	108,442
Investments & loans in equity affiliates	14,622	2,600	931	—	—	18,153
Other non-current assets	4,255	1,565	1,694	552	—	8,066
Working capital	(436)	12,742	3,752	(2,337)	—	13,721
Provisions and other non-current liabilities	(28,356)	(4,020)	(2,146)	(1,708)	—	(36,230)
Assets and liabilities classified as held for sale	4,047	—	—	—	—	4,047
Capital Employed (balance sheet)	84,260	25,054	10,079	(3,194)	—	116,199
Less inventory valuation effect	—	(4,271)	(847)	(1)	—	(5,119)
Capital Employed (Business segment information)	84,260	20,783	9,232	(3,195)	—	111,080
ROACE as a percentage	18%	9%	12%	—	—	15%

BUSINESS SEGMENT INFORMATION

TOTAL

(unaudited)

For the year ended December 31, 2011 (M$)	Upstream	Refining & Chemicals	Marketing & Services	Corporate	Intercompany	Total
Non-Group sales	30,916	107,384	118,769	15	—	257,084
Intersegment sales	38,002	61,632	1,121	256	(101,011)	—
Excise taxes	—	(3,288)	(21,966)	—	—	(25,254)

Revenues from sales	68,918	165,728	97,924	271	(101,011)	231,830
Operating expenses	(30,421)	(161,980)	(95,187)	(923)	101,011	(187,500)
Depreciation, depletion and amortization of tangible assets and mineral interests	(7,014)	(2,695)	(690)	(49)	—	(10,448)

Operating income	31,483	1,053	2,047	(701)	—	33,882
Equity in net income (loss) of affiliates and other items	3,100	1,023	(421)	466	—	4,168
Tax on net operating income	(18,897)	(192)	(614)	(57)	—	(19,760)

Net operating income	15,686	1,884	1,012	(292)	—	18,290
Net cost of net debt						(466)
Non-controlling interests						(424)

Net income						17,400

For the year ended December 31, 2011 (adjustments) (a) (M$)	Upstream	Refining & Chemicals	Marketing & Services	Corporate	Intercompany	Total
Non-Group sales	62	—	—	—	—	62
Intersegment sales	—	—	—	—	—	—
Excise taxes	—	—	—	—	—	—

Revenues from sales	62	—	—	—	—	62
Operating expenses	—	1,188	376	—	—	1,564
Depreciation, depletion and amortization of tangible assets and mineral interests	(104)	(983)	—	—	—	(1,087)

Operating income (b)	(42)	205	376	—	—	539
Equity in net income (loss) of affiliates and other items	990	591	(402)	125	—	1,304
Tax on net operating income	(60)	(85)	(109)	(111)	—	(365)

Net operating income (b)	888	711	(135)	14	—	1,478
Net cost of net debt						—
Non-controlling interests						(26)

Net income						1,452
(a) Adjustments include special items, inventory valuation effect and the effect of changes in fair value. (b) Of which inventory valuation effect
On operating income	—	1,292	399	—
On net operating income	—	931	278	—

For the year ended December 31, 2011 (adjusted) (M$) (a)	Upstream	Refining & Chemicals	Marketing & Services	Corporate	Intercompany	Total
Non-Group sales	30,854	107,384	118,769	15	—	257,022
Intersegment sales	38,002	61,632	1,121	256	(101,011)	—
Excise taxes	—	(3,288)	(21,966)	—	—	(25,254)

Revenues from sales	68,856	165,728	97,924	271	(101,011)	231,768
Operating expenses	(30,421)	(163,168)	(95,563)	(923)	101,011	(189,064)
Depreciation, depletion and amortization of tangible assets and mineral interests	(6,910)	(1,712)	(690)	(49)	—	(9,361)

Adjusted operating income	31,525	848	1,671	(701)	—	33,343
Equity in net income (loss) of affiliates and other items	2,110	432	(19)	341	—	2,864
Tax on net operating income	(18,837)	(107)	(505)	54	—	(19,395)

Adjusted net operating income	14,798	1,173	1,147	(306)	—	16,812
Net cost of net debt						(466)
Non-controlling interests						(398)

Adjusted net income						15,948

Adjusted fully-diluted earnings per share ($)						7.07

(a) Except for earnings per share.

For the year ended December 31, 2011 (M$)	Upstream	Refining & Chemicals	Marketing & Services	Corporate	Intercompany	Total
Total expenditures	28,761	2,659	2,553	188	—	34,161
Total divestments	3,607	3,492	2,721	2,120	—	11,940
Cash flow from operating activities	23,724	2,987	753	(271)	—	27,193

Balance sheet as of December 31, 2011
Property, plant and equipment, intangible assets, net	81,839	11,693	5,613	317	—	99,462
Investments & loans in equity affiliates	13,691	2,145	978	—	—	16,814
Other non-current assets	3,162	1,914	1,523	3,988	—	10,587
Working capital	904	12,788	3,784	(1,778)	—	15,698
Provisions and other non-current liabilities	(25,961)	(4,166)	(2,153)	(1,554)	—	(33,834)
Assets and liabilities classified as held for sale	—	—	—	—	—	—
Capital Employed (balance sheet)	73,635	24,374	9,745	973	—	108,727
Less inventory valuation effect	—	(4,357)	(863)	17	—	(5,203)
Capital Employed (Business segment information)	73,635	20,017	8,882	990	—	103,524
ROACE as a percentage	22%	5%	14%	—	—	17%

Reconciliation of the information by business segment with consolidated financial statements

TOTAL

(unaudited)

For the year ended December 31, 2013 (M$)	Adjusted	Adjustments (a)	Consolidated statement of income
Sales	251,799	(74)	251,725
Excise taxes	(23,756)	—	(23,756)
Revenues from sales	228,043	(74)	227,969

Purchases, net of inventory variation	(159,784)	(1,065)	(160,849)
Other operating expenses	(28,177)	(587)	(28,764)
Exploration costs	(2,169)	—	(2,169)
Depreciation, depletion and amortization of tangible assets and mineral interests	(10,951)	(1,043)	(11,994)
Other income	647	1,643	2,290
Other expense	(574)	(2,226)	(2,800)

Financial interest on debt	(889)	—	(889)
Financial income from marketable securities & cash equivalents	85	—	85
Cost of net debt	(804)	—	(804)
Other financial income	696	—	696
Other financial expense	(702)	—	(702)

Equity in net income (loss) of affiliates	3,435	(20)	3,415

Income taxes	(15,094)	327	(14,767)

Consolidated net income	14,566	(3,045)	11,521
Group share	14,292	(3,064)	11,228
Non-controlling interests	274	19	293

(a) Adjustments include special items, inventory valuation effect and the effect of changes in fair value.

For the year ended December 31, 2012 (M$)	Adjusted	Adjustments (a)	Consolidated statement of income
Sales	257,049	(12)	257,037
Excise taxes	(22,821)	—	(22,821)
Revenues from sales	234,228	(12)	234,216
Purchases, net of inventory variation	(162,607)	(301)	(162,908)
Other operating expenses	(28,156)	(1,117)	(29,273)
Exploration costs	(1,857)	—	(1,857)
Depreciation, depletion and amortization of tangible assets and mineral interests	(10,346)	(1,891)	(12,237)
Other income	876	1,021	1,897
Other expense	(579)	(599)	(1,178)

Financial interest on debt	(863)	—	(863)
Financial income from marketable securities & cash equivalents	128	—	128
Cost of net debt	(735)	—	(735)

Other financial income	717	—	717
Other financial expense	(641)	—	(641)

Equity in net income (loss) of affiliates	2,695	(113)	2,582

Income taxes	(17,600)	853	(16,747)

Consolidated net income	15,995	(2,159)	13,836
Group share	15,772	(2,124)	13,648
Non-controlling interests	223	(35)	188

(a)	Adjustments include special items, inventory valuation effect and the effect of changes in fair value.

Reconciliation of the information by business segment with consolidated financial statements

TOTAL

(unaudited)

For the year ended December 31, 2011 (M$)	Adjusted	Adjustments (a)	Consolidated statement of income
Sales	257,022	62	257,084
Excise taxes	(25,254)	—	(25,254)
Revenues from sales	231,768	62	231,830

Purchases, net of inventory variation	(160,224)	1,691	(158,533)
Other operating expenses	(27,422)	(127)	(27,549)
Exploration costs	(1,418)	—	(1,418)
Depreciation, depletion and amortization of tangible assets and mineral interests	(9,361)	(1,087)	(10,448)
Other income	599	2,376	2,975
Other expense	(748)	(990)	(1,738)

Financial interest on debt	(992)	—	(992)
Financial income from marketable securities & cash equivalents	380	—	380
Cost of net debt	(612)	—	(612)

Other financial income	848	—	848
Other financial expense	(597)	—	(597)

Equity in net income (loss) of affiliates	2,762	(82)	2,680

Income taxes	(19,249)	(365)	(19,614)

Consolidated net income	16,346	1,478	17,824
Group share	15,948	1,452	17,400
Non-controlling interests	398	26	424

(a)	Adjustments include special items, inventory valuation effect and the effect of changes in fair value.

Return on Equity

TOTAL

(unaudited)

For the year ended December 31, (M$)	2013	2012	2011
Adjusted net income - Group share	14,292	15,772	15,948
Adjusted non-controlling interests	274	223	398

Adjusted consolidated net income	14,566	15,995	16,346
Shareholders’ equity - Group share	100,241	93,969	86,667
Distribution of the income based on existing shares at the closing date	(1,908)	(1,757)	(1,668)
Non-controlling interests	3,138	1,689	1,749

Adjusted shareholders’ equity(a)	101,471	93,901	86,748

ROE	15%	18%	20%

(a)	Adjusted shareholders’ equity as of December 31, 2010 amounted to $ 77,492 million.

Net-debt-to-equity ratio

TOTAL

(unaudited)

As of December 31, (M$)	2013	2012	2011
(Assets) / Liabilities
Current borrowings	11,193	14,535	12,519
Other current financial liabilities	381	232	216
Current financial assets	(739)	(2,061)	(906)
Net financial assets and liabilities held for sale or exchange	(179)	997	—
Non-current financial debt	34,574	29,392	29,186
Hedging instruments on non-current financial debt	(1,418)	(2,145)	(2,557)
Cash and cash equivalents	(20,200)	(20,409)	(18,147)

Net financial debt	23,612	20,541	20,311

Shareholders’ equity - Group share	100,241	93,969	86,667
Distribution of the income based on existing shares at the closing date	(1,908)	(1,757)	(1,668)
Non-controlling interests	3,138	1,689	1,749

Adjusted shareholders’ equity	101,471	93,901	86,748

Net-debt-to-equity ratio	23.3%	21.9%	23.4%

CONSOLIDATED STATEMENT OF INCOME

TOTAL

(unaudited)

(M$) (a)	1st quarter 2013	2nd quarter 2013	3rd quarter 2013	4th quarter 2013	Year 2013
Sales	63,561	61,345	61,844	64,975	251,725
Excise taxes	(5,541)	(5,839)	(6,168)	(6,208)	(23,756)
Revenues from sales	58,020	55,506	55,676	58,767	227,969

Purchases, net of inventory variation	(40,319)	(39,631)	(38,907)	(41,992)	(160,849)
Other operating expenses	(7,194)	(7,288)	(6,662)	(7,620)	(28,764)
Exploration costs	(406)	(354)	(751)	(658)	(2,169)
Depreciation, depletion and amortization of tangible assets and mineral interests	(2,853)	(2,534)	(3,673)	(2,934)	(11,994)
Other income	42	462	1,498	288	2,290
Other expense	(2,021)	(120)	(213)	(446)	(2,800)

Financial interest on debt	(223)	(238)	(211)	(217)	(889)
Financial income from marketable securities & cash equivalents	28	18	13	26	85
Cost of net debt	(195)	(220)	(198)	(191)	(804)

Other financial income	136	206	182	172	696
Other financial expense	(169)	(179)	(203)	(151)	(702)

Equity in net income (loss) of affiliates	949	794	828	844	3,415

Income taxes	(3,975)	(3,229)	(3,811)	(3,752)	(14,767)

Consolidated net income	2,015	3,413	3,766	2,327	11,521

Group share	1,948	3,364	3,682	2,234	11,228
Non-controlling interests	67	49	84	93	293

Earnings per share ($)	0.86	1.49	1.62	0.98	4.96

Fully-diluted earnings per share ($)	0.86	1.48	1.62	0.98	4.94

(a)	Except for per share amounts.

CONSOLIDATED STATEMENT OF COMPREHENSIVE INCOME

TOTAL

(unaudited)

(M$)	1st quarter 2013	2nd quarter 2013	3rd quarter 2013	4th quarter 2013	Year 2013
Consolidated net income	2,015	3,413	3,766	2,327	11,521

Other comprehensive income

Actuarial gains and losses	223	(248)	44	663	682
Tax effect	(87)	95	(11)	(284)	(287)
Currency translation adjustment generated by the mother company	(2,212)	1,613	2,244	1,484	3,129

Items not potentially reclassifiable to profit and loss	(2,076)	1,460	2,277	1,863	3,524

Currency translation adjustment	597	(988)	(766)	(768)	(1,925)
Available for sale financial assets	(5)	8	5	25	33
Cash flow hedge	15	80	38	23	156
Share of other comprehensive income of equity affiliates, net amount	47	(541)	(113)	(198)	(805)
Other	(11)	(1)	(3)	3	(12)
Tax effect	(3)	(32)	(15)	(12)	(62)

Items potentially reclassifiable to profit and loss	640	(1,474)	(854)	(927)	(2,615)

Total other comprehensive income (net amount)	(1,436)	(14)	1,423	936	909

Comprehensive income	579	3,399	5,189	3,263	12,430

- Group share	540	3,368	5,109	3,176	12,193
- Non-controlling interests	39	31	80	87	237

CONSOLIDATED BALANCE SHEET

TOTAL

(unaudited)

(M$)	March 31, 2013	June 30, 2013	September 30, 2013	December 31, 2013
ASSETS
Non-current assets
Intangible assets, net	17,354	17,424	17,007	18,395
Property, plant and equipment, net	90,505	93,387	97,134	104,480
Equity affiliates : investments and loans	19,385	19,037	19,750	20,417
Other investments	1,566	1,583	1,777	1,666
Hedging instruments of non-current financial debt	1,885	1,708	1,840	1,418
Deferred income taxes	3,297	3,704	3,691	3,838
Other non-current assets	3,643	3,813	3,930	4,406

Total non-current assets	137,635	140,656	145,129	154,620

Current assets
Inventories, net	21,890	20,196	21,469	22,097
Accounts receivable, net	28,164	25,587	24,883	23,422
Other current assets	13,956	14,850	15,185	14,892
Current financial assets	799	668	457	739
Cash and cash equivalents	17,178	15,118	20,111	20,200
Assets classified as held for sale	5,833	5,104	3,112	3,253

Total current assets	87,820	81,523	85,217	84,603

Total assets	225,455	222,179	230,346	239,223

LIABILITIES & SHAREHOLDERS’ EQUITY

Shareholders’ equity
Common shares	7,454	7,490	7,491	7,493
Paid-in surplus and retained earnings	94,559	94,637	96,442	98,254
Currency translation adjustment	(3,215)	(3,063)	(1,695)	(1,203)
Treasury shares	(4,274)	(4,274)	(4,300)	(4,303)

Total shareholders’ equity - Group Share	94,524	94,790	97,938	100,241

Non-controlling interests	2,286	2,225	2,328	3,138

Total shareholders’ equity	96,810	97,015	100,266	103,379

Non-current liabilities
Deferred income taxes	16,480	16,736	17,442	17,850
Employee benefits	4,486	4,751	4,799	4,235
Provisions and other non-current liabilities	14,795	14,464	14,786	17,517
Non-current financial debt	29,294	29,557	33,937	34,574

Total non-current liabilities	65,055	65,508	70,964	74,176

Current liabilities
Accounts payable	27,927	26,380	27,811	30,282
Other creditors and accrued liabilities	19,581	18,162	19,299	18,948
Current borrowings	13,751	13,119	11,086	11,193
Other current financial liabilities	114	59	57	381
Liabilities directly associated with the assets classified as held for sale	2,217	1,936	863	864

Total current liabilities	63,590	59,656	59,116	61,668

Total liabilities and shareholders’ equity	225,455	222,179	230,346	239,223

CONSOLIDATED STATEMENT OF CASH FLOW

TOTAL

(unaudited)

(M$)	1st quarter 2013	2nd quarter 2013	3rd quarter 2013	4th quarter 2013	Year 2013
CASH FLOW FROM OPERATING ACTIVITIES

Consolidated net income	2,015	3,413	3,766	2,327	11,521
Depreciation, depletion and amortization	3,046	2,759	4,190	3,363	13,358
Non-current liabilities, valuation allowances and deferred taxes	59	(108)	791	825	1,567
Impact of coverage of pension benefit plans	—	—	—	—	—
(Gains) losses on disposals of assets	1,873	(363)	(1,397)	(193)	(80)
Undistributed affiliates’ equity earnings	(466)	94	(301)	(102)	(775)
(Increase) decrease in working capital	(1,726)	(1,025)	2,009	3,267	2,525
Other changes, net	112	68	126	91	397

Cash flow from operating activities	4,913	4,838	9,184	9,578	28,513

CASH FLOW USED IN INVESTING ACTIVITIES

Intangible assets and property, plant and equipment additions	(6,489)	(6,836)	(6,801)	(9,622)	(29,748)
Acquisitions of subsidiaries, net of cash acquired	(21)	—	—	—	(21)
Investments in equity affiliates and other securities	(770)	(256)	(268)	(462)	(1,756)
Increase in non-current loans	(624)	(367)	(682)	(1,233)	(2,906)

Total expenditures	(7,904)	(7,459)	(7,751)	(11,317)	(34,431)
Proceeds from disposals of intangible assets and property, plant and equipment	554	1,106	56	50	1,766
Proceeds from disposals of subsidiaries, net of cash sold	—	264	2,369	21	2,654
Proceeds from disposals of non-current investments	—	23	23	284	330
Repayment of non-current loans	259	357	449	584	1,649

Total divestments	813	1,750	2,897	939	6,399

Cash flow used in investing activities	(7,091)	(5,709)	(4,854)	(10,378)	(28,032)

CASH FLOW USED IN FINANCING ACTIVITIES

Issuance (repayment) of shares:
- Parent company shareholders	—	432	24	29	485
- Treasury shares	—	—	(236)	(2)	(238)
Dividends paid:
- Parent company shareholders	(1,760)	(1,772)	(1,775)	(1,821)	(7,128)
- Non-controlling interests	(2)	(92)	(13)	(49)	(156)
Other transactions with non-controlling interests	471	(7)	50	1,639	2,153
Net issuance (repayment) of non-current debt	3,765	734	4,466	2,137	11,102
Increase (decrease) in current borrowings	(4,268)	(894)	(2,457)	(1,418)	(9,037)
Increase (decrease) in current financial assets and liabilities	1,178	6	66	48	1,298
Cash flow used in financing activities	(616)	(1,593)	125	563	(1,521)

Net increase (decrease) in cash and cash equivalents	(2,794)	(2,464)	4,455	(237)	(1,040)
Effect of exchange rates	(437)	404	538	326	831
Cash and cash equivalents at the beginning of the period	20,409	17,178	15,118	20,111	20,409

Cash and cash equivalents at the end of the period	17,178	15,118	20,111	20,200	20,200

Consolidated statement of changes in shareholders’ equity

TOTAL

(unaudited)

	Common shares issued		Paid-in surplus and retained earnings	Currency translation adjustment	Treasury shares		Shareholders’ equity - Group Share	Non-controlling interests	Total shareholders’ equity
(M$)	Number	Amount			Number	Amount
As of January 1, 2013	2,365,933,146	7,454	92,485	(1,696)	(108,391,639)	(4,274)	93,969	1,689	95,658

Net income 1st quarter 2013	—	—	1,948	—	—	—	1,948	67	2,015
Other comprehensive income	—	—	111	(1,519)	—	—	(1,408)	(28)	(1,436)
Comprehensive Income	—	—	2,059	(1,519)	—	—	540	39	579
Dividend	—	—	—	—	—	—	—	(2)	(2)
Issuance of common shares	480	—	—	—	—	—	—	—	—
Purchase of treasury shares	—	—	—	—	—	—	—	—	—
Sale of treasury shares(a)	—	—	—	—	220	—	—	—	—
Share-based payments	—	—	55	—	—	—	55	—	55
Share cancellation	—	—	—	—	—	—	—	—	—
Other operations with non-controlling interests	—	—	(87)	—	—	—	(87)	558	471
Other items	—	—	47	—	—	—	47	2	49

As of March 31, 2013	2,365,933,626	7,454	94,559	(3,215)	(108,391,419)	(4,274)	94,524	2,286	96,810

Net income 2nd quarter 2013	—	—	3,364	—	—	—	3,364	49	3,413
Other comprehensive income	—	—	(148)	152	—	—	4	(18)	(14)
Comprehensive Income	—	—	3,216	152	—	—	3,368	31	3,399
Dividend	—	—	(3,526)	—	—	—	(3,526)	(92)	(3,618)
Issuance of common shares	10,802,365	36	396	—	—	—	432	—	432
Purchase of treasury shares	—	—	—	—	—	—	—	—	—
Sale of treasury shares(a)	—	—	—	—	760	—	—	—	—
Share-based payments	—	—	42	—	—	—	42	—	42
Share cancellation	—	—	—	—	—	—	—	—	—
Other operations with non-controlling interests	—	—	(5)	—	—	—	(5)	(2)	(7)
Other items	—	—	(45)	—	—	—	(45)	2	(43)

As of June 30, 2013	2,376,735,991	7,490	94,637	(3,063)	(108,390,659)	(4,274)	94,790	2,225	97,015

Net income 3rd quarter 2013	—	—	3,682	—	—	—	3,682	84	3,766
Other comprehensive income	—	—	60	1,367	—	—	1,427	(4)	1,423
Comprehensive Income	—	—	3,742	1,367	—	—	5,109	80	5,189
Dividend	—	—	(1,774)	—	—	—	(1,774)	(13)	(1,787)
Issuance of common shares	460,188	1	23	—	—	—	24	—	24
Purchase of treasury shares	—	—	—	—	(4,414,200)	(236)	(236)	—	(236)
Sale of treasury shares(a)	—	—	(210)	—	3,589,661	210	—	—	—
Share-based payments	—	—	51	—	—	—	51	—	51
Share cancellation	—	—	—	—	—	—	—	—	—
Other operations with non-controlling interests	—	—	(28)	1	—	—	(27)	31	4
Other items	—	—	1	—	—	—	1	5	6

As of September 30, 2013	2,377,196,179	7,491	96,442	(1,695)	(109,215,198)	(4,300)	97,938	2,328	100,266

Net income 4th quarter 2013	—	—	2,234	—	—	—	2,234	93	2,327
Other comprehensive income	—	—	450	492	—	—	942	(6)	936
Comprehensive Income	—	—	2,684	492	—	—	3,176	87	3,263
Dividend	—	—	(1,816)	—	—	—	(1,816)	(49)	(1,865)
Issuance of common shares	481,981	2	27	—	—	—	29	—	29
Purchase of treasury shares	—	—	—	—	—	(2)	(2)	—	(2)
Sale of treasury shares(a)	—	—	1	—	750	(1)	—	—	—
Share-based payments	—	—	41	—	—	—	41	—	41
Share cancellation	—	—	—	—	—	—	—	—	—
Other operations with non-controlling interests	—	—	869	—	—	—	869	768	1,637
Other items	—	—	6	—	—	—	6	4	10

As of December 31, 2013	2,377,678,160	7,493	98,254	(1,203)	(109,214,448)	(4,303)	100,241	3,138	103,379

As of January 1, 2013	2,365,933,146	7,454	92,485	(1,696)	(108,391,639)	(4,274)	93,969	1,689	95,658

Net income 2013	—	—	11,228	—	—	—	11,228	293	11,521
Other comprehensive income	—	—	473	492	—	—	965	(56)	909
Comprehensive Income	—	—	11,701	492	—	—	12,193	237	12,430
Dividend	—	—	(7,116)	—	—	—	(7,116)	(156)	(7,272)
Issuance of common shares	11,745,014	39	446	—	—	—	485	—	485
Purchase of treasury shares	—	—	—	—	(4,414,200)	(238)	(238)	—	(238)
Sale of treasury shares(a)	—	—	(209)	—	3,591,391	209	—	—	—
Share-based payments	—	—	189	—	—	—	189	—	189
Share cancellation	—	—	—	—	—	—	—	—	—
Other operations with non-controlling interests	—	—	749	1	—	—	750	1,355	2,105
Other items	—	—	9	—	—	—	9	13	22

As of December 31, 2013	2,377,678,160	7,493	98,254	(1,203)	(109,214,448)	(4,303)	100,241	3,138	103,379

(a)	Treasury shares related to the restricted stock grants.

BUSINESS SEGMENT INFORMATION

TOTAL

(unaudited)

1st quarter 2013 (M$)	Upstream	Refining & Chemicals	Marketing & Services	Corporate	Intercompany	Total
Non-Group sales	7,199	28,549	27,732	81	—	63,561
Intersegment sales	9,687	13,092	143	67	(22,989)	—
Excise taxes	—	(1,096)	(4,445)	—	—	(5,541)

Revenues from sales	16,886	40,545	23,430	148	(22,989)	58,020
Operating expenses	(8,076)	(39,809)	(22,750)	(273)	22,989	(47,919)
Depreciation, depletion and amortization of tangible assets and mineral interests	(2,258)	(393)	(192)	(10)	—	(2,853)

Operating income	6,552	343	488	(135)	—	7,248
Equity in net income (loss) of affiliates and other items	(1,116)	95	(43)	1	—	(1,063)
Tax on net operating income	(3,824)	(71)	(144)	29	—	(4,010)

Net operating income	1,612	367	301	(105)	—	2,175
Net cost of net debt						(160)
Non-controlling interests						(67)

Net income						1,948

1st quarter 2013 (adjustments) (a) (M$)	Upstream	Refining & Chemicals	Marketing & Services	Corporate	Intercompany	Total
Non-Group sales	3	—	—	—	—	3
Intersegment sales	—	—	—	—	—	—
Excise taxes	—	—	—	—	—	—

Revenues from sales	3	—	—	—	—	3
Operating expenses	—	(90)	(28)	—	—	(118)
Depreciation, depletion and amortization of tangible assets and mineral interests	—	(5)	—	—	—	(5)

Operating income (b)	3	(95)	(28)	—	—	(120)
Equity in net income (loss) of affiliates and other items	(1,875)	(13)	(13)	—	—	(1,901)
Tax on net operating income	227	38	10	—	—	275

Net operating income (b)	(1,645)	(70)	(31)	—	—	(1,746)
Net cost of net debt						—
Non-controlling interests						(4)

Net income						(1,750)

(a) Adjustments include special items, inventory valuation effect and the effect of changes in fair value. (b) Of which inventory valuation effect
On operating income	—	(88)	(28)	—
On net operating income	—	(46)	(18)	—

1st quarter 2013 (adjusted) (M$) (a)	Upstream	Refining & Chemicals	Marketing & Services	Corporate	Intercompany	Total
Non-Group sales	7,196	28,549	27,732	81	—	63,558
Intersegment sales	9,687	13,092	143	67	(22,989)	—
Excise taxes	—	(1,096)	(4,445)	—	—	(5,541)

Revenues from sales	16,883	40,545	23,430	148	(22,989)	58,017
Operating expenses	(8,076)	(39,719)	(22,722)	(273)	22,989	(47,801)
Depreciation, depletion and amortization of tangible assets and mineral interests	(2,258)	(388)	(192)	(10)	—	(2,848)

Adjusted operating income	6,549	438	516	(135)	—	7,368
Equity in net income (loss) of affiliates and other items	759	108	(30)	1	—	838
Tax on net operating income	(4,051)	(109)	(154)	29	—	(4,285)

Adjusted net operating income	3,257	437	332	(105)	—	3,921
Net cost of net debt						(160)
Non-controlling interests						(63)

Adjusted net income						3,698

Adjusted fully-diluted earnings per share ($)						1.63

(a) Except for earnings per share.

1st quarter 2013 (M$)	Upstream	Refining & Chemicals	Marketing & Services	Corporate	Intercompany	Total
Total expenditures	6,941	703	246	14	—	7,904
Total divestments	718	36	50	9	—	813
Cash flow from operating activities	5,481	(382)	(120)	(66)	—	4,913

BUSINESS SEGMENT INFORMATION

TOTAL

(unaudited)

2nd quarter 2013 (M$)	Upstream	Refining & Chemicals	Marketing & Services	Corporate	Intercompany	Total
Non-Group sales	6,240	28,160	26,851	94	—	61,345
Intersegment sales	8,508	12,809	1,058	35	(22,410)	—
Excise taxes	—	(1,091)	(4,748)	—	—	(5,839)

Revenues from sales	14,748	39,878	23,161	129	(22,410)	55,506
Operating expenses	(7,195)	(39,672)	(22,541)	(275)	22,410	(47,273)
Depreciation, depletion and amortization of tangible assets and mineral interests	(1,974)	(390)	(160)	(10)	—	(2,534)

Operating income	5,579	(184)	460	(156)	—	5,699
Equity in net income (loss) of affiliates and other items	1,022	62	51	28	—	1,163
Tax on net operating income	(3,160)	88	(138)	(57)	—	(3,267)

Net operating income	3,441	(34)	373	(185)	—	3,595
Net cost of net debt						(182)
Non-controlling interests						(49)

Net income						3,364

2nd quarter 2013 (adjustments) (a) (M$)	Upstream	Refining & Chemicals	Marketing & Services	Corporate	Intercompany	Total
Non-Group sales	(42)	—	—	—	—	(42)
Intersegment sales	—	—	—	—	—	—
Excise taxes	—	—	—	—	—	—

Revenues from sales	(42)	—	—	—	—	(42)
Operating expenses	—	(704)	(107)	—	—	(811)
Depreciation, depletion and amortization of tangible assets and mineral interests	—	—	—	—	—	—

Operating income (b)	(42)	(704)	(107)	—	—	(853)
Equity in net income (loss) of affiliates and other items	331	(48)	—	—	—	283
Tax on net operating income	111	200	34	—	—	345

Net operating income (b)	400	(552)	(73)	—	—	(225)
Net cost of net debt						—
Non-controlling interests						8

Net income						(217)

(a)	Adjustments include special items, inventory valuation effect and the effect of changes in fair value.
(b)	Of which inventory valuation effect

On operating income	—	(655)	(107)	—
On net operating income	—	(460)	(73)	—

2nd quarter 2013 (adjusted) (M$) (a)	Upstream	Refining & Chemicals	Marketing & Services	Corporate	Intercompany	Total
Non-Group sales	6,282	28,160	26,851	94	—	61,387
Intersegment sales	8,508	12,809	1,058	35	(22,410)	—
Excise taxes	—	(1,091)	(4,748)	—	—	(5,839)

Revenues from sales	14,790	39,878	23,161	129	(22,410)	55,548
Operating expenses	(7,195)	(38,968)	(22,434)	(275)	22,410	(46,462)
Depreciation, depletion and amortization of tangible assets and mineral interests	(1,974)	(390)	(160)	(10)	—	(2,534)

Adjusted operating income	5,621	520	567	(156)	—	6,552
Equity in net income (loss) of affiliates and other items	691	110	51	28	—	880
Tax on net operating income	(3,271)	(112)	(172)	(57)	—	(3,612)

Adjusted net operating income	3,041	518	446	(185)	—	3,820
Net cost of net debt						(182)
Non-controlling interests						(57)

Adjusted net income						3,581

Adjusted fully-diluted earnings per share ($)						1.57

(a) Except for earnings per share.

2nd quarter 2013 (M$)	Upstream	Refining & Chemicals	Marketing & Services	Corporate	Intercompany	Total
Total expenditures	6,603	499	318	39	—	7,459
Total divestments	1,456	272	16	6	—	1,750
Cash flow from operating activities	2,764	1,713	542	(181)	—	4,838

BUSINESS SEGMENT INFORMATION

TOTAL

(unaudited)

3rd quarter 2013 (M$)	Upstream	Refining & Chemicals	Marketing & Services	Corporate	Intercompany	Total
Non-Group sales	5,938	28,161	27,912	(167)	—	61,844
Intersegment sales	9,237	13,334	570	18	(23,159)	—
Excise taxes	—	(1,290)	(4,878)	—	—	(6,168)

Revenues from sales	15,175	40,205	23,604	(149)	(23,159)	55,676
Operating expenses	(7,106)	(39,601)	(22,826)	54	23,159	(46,320)
Depreciation, depletion and amortization of tangible assets and mineral interests	(3,106)	(377)	(180)	(10)	—	(3,673)

Operating income	4,963	227	598	(105)	—	5,683
Equity in net income (loss) of affiliates and other items	1,974	99	85	(66)	—	2,092
Tax on net operating income	(3,396)	(243)	(156)	(43)	—	(3,838)

Net operating income	3,541	83	527	(214)	—	3,937
Net cost of net debt						(171)
Non-controlling interests						(84)

Net income						3,682

3rd quarter 2013 (adjustments) (a) (M$)	Upstream	Refining & Chemicals	Marketing & Services	Corporate	Intercompany	Total
Non-Group sales	(12)	—	—	—	—	(12)
Intersegment sales	—	—	—	—	—	—
Excise taxes	—	—	—	—	—	—

Revenues from sales	(12)	—	—	—	—	(12)
Operating expenses	(113)	(153)	54	—	—	(212)
Depreciation, depletion and amortization of tangible assets and mineral interests	(855)	(7)	—	—	—	(862)

Operating income (b)	(980)	(160)	54	—	—	(1,086)
Equity in net income (loss) of affiliates and other items	1,239	(5)	40	(34)	—	1,240
Tax on net operating income	195	(213)	(14)	(45)	—	(77)

Net operating income (b)	454	(378)	80	(79)	—	77
Net cost of net debt						—
Non-controlling interests						(23)

Net income						54

(a)	Adjustments include special items, inventory valuation effect and the effect of changes in fair value.
(b)	Of which inventory valuation effect

On operating income	—	(153)	93	—
On net operating income	—	(84)	65	—

3rd quarter 2013 (adjusted) (M$) (a)	Upstream	Refining & Chemicals	Marketing & Services	Corporate	Intercompany	Total
Non-Group sales	5,950	28,161	27,912	(167)	—	61,856
Intersegment sales	9,237	13,334	570	18	(23,159)	—
Excise taxes	—	(1,290)	(4,878)	—	—	(6,168)

Revenues from sales	15,187	40,205	23,604	(149)	(23,159)	55,688
Operating expenses	(6,993)	(39,448)	(22,880)	54	23,159	(46,108)
Depreciation, depletion and amortization of tangible assets and mineral interests	(2,251)	(370)	(180)	(10)	—	(2,811)

Adjusted operating income	5,943	387	544	(105)	—	6,769
Equity in net income (loss) of affiliates and other items	735	104	45	(32)	—	852
Tax on net operating income	(3,591)	(30)	(142)	2	—	(3,761)

Adjusted net operating income	3,087	461	447	(135)	—	3,860
Net cost of net debt						(171)
Non-controlling interests						(61)

Adjusted net income						3,628

Adjusted fully-diluted earnings per share ($)						1.59

(a) Except for earnings per share.

3rd quarter 2013 (M$)	Upstream	Refining & Chemicals	Marketing & Services	Corporate	Intercompany	Total
Total expenditures	6,708	550	430	63	—	7,751
Total divestments	2,800	12	57	28	—	2,897
Cash flow from operating activities	6,302	1,113	1,693	76	—	9,184

BUSINESS SEGMENT INFORMATION

TOTAL

(unaudited)

4th quarter 2013 (M$)	Upstream	Refining & Chemicals	Marketing & Services	Corporate	Intercompany	Total
Non-Group sales	6,990	29,613	28,378	(6)	—	64,975
Intersegment sales	10,218	13,040	388	57	(23,703)	—
Excise taxes	—	(1,337)	(4,871)	—	—	(6,208)

Revenues from sales	17,208	41,316	23,895	51	(23,703)	58,767
Operating expenses	(9,498)	(40,949)	(23,226)	(300)	23,703	(50,270)
Depreciation, depletion and amortization of tangible assets and mineral interests	(2,146)	(576)	(201)	(11)	—	(2,934)

Operating income	5,564	(209)	468	(260)	—	5,563
Equity in net income (loss) of affiliates and other items	808	(75)	(38)	12	—	707
Tax on net operating income	(3,326)	(386)	(122)	42	—	(3,792)

Net operating income	3,046	(670)	308	(206)	—	2,478
Net cost of net debt						(151)
Non-controlling interests						(93)

Net income						2,234

4th quarter 2013 (adjustments) (a) (M$)	Upstream	Refining & Chemicals	Marketing & Services	Corporate	Intercompany	Total
Non-Group sales	(23)	—	—	—	—	(23)
Intersegment sales	—	—	—	—	—	—
Excise taxes	—	—	—	—	—	—

Revenues from sales	(23)	—	—	—	—	(23)
Operating expenses	—	(458)	(53)	—	—	(511)
Depreciation, depletion and amortization of tangible assets and mineral interests	—	(172)	(4)	—	—	(176)

Operating income (b)	(23)	(630)	(57)	—	—	(710)
Equity in net income (loss) of affiliates and other items	—	(202)	(23)	—	—	(225)
Tax on net operating income	4	(279)	59	—	—	(216)

Net operating income (b)	(19)	(1,111)	(21)	—	—	(1,151)
Net cost of net debt						—
Non-controlling interests						—

Net income						(1,151)

(a) Adjustments include special items, inventory valuation effect and the effect of changes in fair value. (b) Of which inventory valuation effect
On operating income	—	(82)	(45)	—
On net operating income	—	(66)	(37)	—

4th quarter 2013 (adjusted) (M$) (a)	Upstream	Refining & Chemicals	Marketing & Services	Corporate	Intercompany	Total
Non-Group sales	7,013	29,613	28,378	(6)	—	64,998
Intersegment sales	10,218	13,040	388	57	(23,703)	—
Excise taxes	—	(1,337)	(4,871)	—	—	(6,208)

Revenues from sales	17,231	41,316	23,895	51	(23,703)	58,790
Operating expenses	(9,498)	(40,491)	(23,173)	(300)	23,703	(49,759)
Depreciation, depletion and amortization of tangible assets and mineral interests	(2,146)	(404)	(197)	(11)	—	(2,758)

Adjusted operating income	5,587	421	525	(260)	—	6,273
Equity in net income (loss) of affiliates and other items	808	127	(15)	12	—	932
Tax on net operating income	(3,330)	(107)	(181)	42	—	(3,576)

Adjusted net operating income	3,065	441	329	(206)	—	3,629
Net cost of net debt						(151)
Non-controlling interests						(93)

Adjusted net income						3,385

Adjusted fully-diluted earnings per share ($)						1.49

(a) Except for earnings per share.

4th quarter 2013 (M$)	Upstream	Refining & Chemicals	Marketing & Services	Corporate	Intercompany	Total
Total expenditures	9,498	956	820	43	—	11,317
Total divestments	812	45	63	19	—	939
Cash flow from operating activities	7,310	1,816	442	10	—	9,578

Reconciliation of the information by business segment with consolidated financial statements

TOTAL

(unaudited)

1st quarter 2013 (M$)	Adjusted	Adjustments (a)	Consolidated statement of income
Sales	63,558	3	63,561
Excise taxes	(5,541)	—	(5,541)
Revenues from sales	58,017	3	58,020

Purchases, net of inventory variation	(40,203)	(116)	(40,319)
Other operating expenses	(7,192)	(2)	(7,194)
Exploration costs	(406)	—	(406)
Depreciation, depletion and amortization of tangible assets and mineral interests	(2,848)	(5)	(2,853)
Other income	42	—	42
Other expense	(127)	(1,894)	(2,021)

Financial interest on debt	(223)	—	(223)
Financial income from marketable securities & cash equivalents	28	—	28
Cost of net debt	(195)	—	(195)

Other financial income	136	—	136
Other financial expense	(169)	—	(169)

Equity in net income (loss) of affiliates	956	(7)	949

Income taxes	(4,250)	275	(3,975)

Consolidated net income	3,761	(1,746)	2,015
Group share	3,698	(1,750)	1,948
Non-controlling interests	63	4	67

(a)	Adjustments include special items, inventory valuation effect and the effect of changes in fair value.

2nd quarter 2013 (M$)	Adjusted	Adjustments (a)	Consolidated statement of income
Sales	61,387	(42)	61,345
Excise taxes	(5,839)	—	(5,839)
Revenues from sales	55,548	(42)	55,506

Purchases, net of inventory variation	(38,869)	(762)	(39,631)
Other operating expenses	(7,239)	(49)	(7,288)
Exploration costs	(354)	—	(354)
Depreciation, depletion and amortization of tangible assets and mineral interests	(2,534)	—	(2,534)
Other income	131	331	462
Other expense	(89)	(31)	(120)

Financial interest on debt	(238)	—	(238)
Financial income from marketable securities & cash equivalents	18	—	18
Cost of net debt	(220)	—	(220)

Other financial income	206	—	206
Other financial expense	(179)	—	(179)

Equity in net income (loss) of affiliates	811	(17)	794

Income taxes	(3,574)	345	(3,229)

Consolidated net income	3,638	(225)	3,413
Group share	3,581	(217)	3,364
Non-controlling interests	57	(8)	49

(a)	Adjustments include special items, inventory valuation effect and the effect of changes in fair value.

Reconciliation of the information by business segment with consolidated financial statements

TOTAL

(unaudited)

3rd quarter 2013 (M$)	Adjusted	Adjustments (a)	Consolidated statement of income
Sales	61,856	(12)	61,844
Excise taxes	(6,168)	—	(6,168)
Revenues from sales	55,688	(12)	55,676

Purchases, net of inventory variation	(38,847)	(60)	(38,907)
Other operating expenses	(6,510)	(152)	(6,662)
Exploration costs	(751)	—	(751)
Depreciation, depletion and amortization of tangible assets and mineral interests	(2,811)	(862)	(3,673)
Other income	186	1,312	1,498
Other expense	(129)	(84)	(213)

Financial interest on debt	(211)	—	(211)
Financial income from marketable securities & cash equivalents	13	—	13
Cost of net debt	(198)	—	(198)

Other financial income	182	—	182
Other financial expense	(203)	—	(203)

Equity in net income (loss) of affiliates	816	12	828

Income taxes	(3,734)	(77)	(3,811)

Consolidated net income	3,689	77	3,766
Group share	3,628	54	3,682
Non-controlling interests	61	23	84

(a)	Adjustments include special items, inventory valuation effect and the effect of changes in fair value.

4th quarter 2013 (M$)	Adjusted	Adjustments (a)	Consolidated statement of income
Sales	64,998	(23)	64,975
Excise taxes	(6,208)	—	(6,208)
Revenues from sales	58,790	(23)	58,767

Purchases, net of inventory variation	(41,865)	(127)	(41,992)
Other operating expenses	(7,236)	(384)	(7,620)
Exploration costs	(658)	—	(658)
Depreciation, depletion and amortization of tangible assets and mineral interests	(2,758)	(176)	(2,934)
Other income	288	—	288
Other expense	(229)	(217)	(446)

Financial interest on debt	(217)	—	(217)
Financial income from marketable securities & cash equivalents	26	—	26
Cost of net debt	(191)	—	(191)

Other financial income	172	—	172
Other financial expense	(151)	—	(151)

Equity in net income (loss) of affiliates	852	(8)	844

Income taxes	(3,536)	(216)	(3,752)

Consolidated net income	3,478	(1,151)	2,327
Group share	3,385	(1,151)	2,234
Non-controlling interests	93	—	93

(a)	Adjustments include special items, inventory valuation effect and the effect of changes in fair value.

NOTES TO THE UNAUDITED CONSOLIDATED FINANCIAL INFORMATION IN U.S. DOLLARS

The unaudited consolidated financial information in U.S. dollars of TOTAL S.A. (“TOTAL”) and its subsidiaries (the “Group”, with TOTAL and Group used interchangeably herein) included in this Exhibit has been prepared on the basis of IFRS (International Financial Reporting Standards) as adopted by the European Union and IFRS as issued by the IASB (International Accounting Standard Board).

Change in presentation currency of the Consolidated Financial Statements

In order to make the financial information of TOTAL more readable by better reflecting the performance of its activities mainly carried out in U.S. dollars, TOTAL has changed, effective January 1, 2014, the presentation currency of the Group’s Consolidated Financial Statements from the Euro to the US Dollar. The statutory financial statements of TOTAL S.A., the parent company of the Group, remain prepared in euro. The dividend paid remains fixed in euro.

Following this change in accounting policy, the comparative consolidated financial statements are presented in U.S. dollars.

Currency translation adjustments have been set to zero as of January 1, 2004, the date of transition to IFRS. Cumulative currency translation adjustments are presented as if the Group had used the US Dollar as the presentation currency of its Consolidated Financial Statements since that date.

The change in the presentation currency will have the following effects on the Group’s Consolidated Financial Statements:

•	The different components of assets and liabilities in dollars correspond to the amounts published in Euros converted at the US Dollar/Euro closing rate applicable at the end of the reporting period. The same methodology is applied for shareholders’ equity as a whole. As a result, the change in presentation currency has no impact on the different components of assets and liabilities, shareholders’ equity as a whole or the net-debt-to-equity ratio(1).

(1)	Net-debt-to-equity ratio = net debt (the sum of current borrowings, other current financial liabilities and non-current financial debt, net of current financial assets, net financial assets and liabilities related to assets classified in accordance with IFRS 5 as non-current assets held for sale, hedging instruments on non-current financial debt and cash and cash equivalents) divided by the sum of shareholders’ equity and non-controlling interests after expected dividends payable.

•	The recalculation of currency translation adjustments in dollars has an impact on the distribution of shareholders’ equity for comparative periods between currency translation adjustment and other components of equity and on other comprehensive income at year end 2011, 2012 and 2013 as set out in the following tables:

December 31, 2013	Historical consolidated financial statements in million euros	Historical consolidated financial statements in million dollars(a)	Restatements(b)	Impact of applying interpretation IFRIC 21	Consolidated financial statements in million dollars
Shareholders’ equity
Common shares	5,944	8,197	(704)		7,493
Paid-in surplus and retained earnings	74,449	102,673	(4,488)	69	98,254
Currency translation adjustment	(4,385)	(6,047)	4,840	4	(1,203)
Treasury shares	(3,379)	(4,660)	357		(4,303)

Total shareholders’ equity - Group Share	72,629	100,163	5	73	100,241

(a)	Conversion at the closing exchange rate applicable at the end of the reporting period (€0.72511/$).
(b)	Differences between historical exchange rates and the closing exchange rate applicable at the end of the reporting period (€0.72511/$).

December 31, 2012	Historical consolidated financial statements in million euros	Historical consolidated financial statements in million dollars(a)	Restatements(b)	Impact of applying interpretation IFRIC 21	Consolidated financial statements in million dollars
Shareholders’ equity
Common shares	5,915	7,804	(350)		7,454
Paid-in surplus and retained earnings	70,116	92,511	(72)	46	92,485
Currency translation adjustment	(1,504)	(1,984)	287	1	(1,696)
Treasury shares	(3,342)	(4,409)	135		(4,274)

Total shareholders’ equity - Group Share	71,185	93,922	—	47	93,969

(a)	Conversion at the closing exchange rate applicable at the end of the reporting period (€0.75792/$).
(b)	Differences between historical exchange rates and the closing exchange rate applicable at the end of the reporting period (€0.75792/$).

December 31, 2011	Historical consolidated financial statements in million euros	Historical consolidated financial statements in million dollars(a)	Restatements(b)	Impact of applying interpretation IFRIC 21	Consolidated financial statements in million dollars
Shareholders’ equity
Common shares	5,909	7,646	(199)		7,447
Paid-in surplus and retained earnings	65,430	84,660	1,755	46	86,461
Currency translation adjustment	(1,004)	(1,299)	(1,585)		(2,884)
Treasury shares	(3,390)	(4,386)	29		(4,357)

Total shareholders’ equity - Group Share	66,945	86,621	—	46	86,667

(a)	Conversion at the closing exchange rate applicable at the end of the reporting period (€0.772857/$).
(b)	Differences between historical exchange rates and the closing exchange rate applicable at the end of the reporting period (€0.772857/$).

•	Statement of income and statement of cash flow amounts in dollars correspond to the amounts published in Euros converted at the US Dollar/Euro average rate of the reporting period. The reclassification on the disposal of foreign operations from equity to profit or loss of the cumulative amount of exchange differences relating to the disposed assets has an impact on net income for the years 2011, 2012 and 2013 as set out in the following table:

Net income, Group share	Historical consolidated financial statements in million euros	Historical consolidated financial statements in million dollars(a)	Restatements(b)	Impact of applying interpretation IFRIC 21	Consolidated financial statements in million dollars
2013	8,440	11,209	(5)	24	11,228
2012	10,609	13,630	18	—	13,648
2011	12,309	17,134	266	—	17,400

(a)	Conversion at the average exchange rate, i.e., €0.752945/$ in 2013, €0.778338/$ in 2012 and €0.718414/$ in 2011.
(b)	Reclassification on the disposal of foreign operations from equity to profit or loss of the cumulative amount of exchange differences relating to the disposed assets.

Excluding the above reclassification adjustments, the change in presentation currency has no impact on TOTAL’s net income for comparative periods. Such reclassification adjustments are not included in adjusted net operating income for the business segments, and are also excluded from adjusted net income.

•	Return on average capital employed (ROACE) and return on equity (ROE) for comparative periods presented in euro are converted to dollars by dividing the applicable statement of income item (converted at the US Dollar/Euro average rate for the reporting period) by the applicable balance sheet item (converted at the US Dollar/Euro closing rate applicable at the end of the reporting period). The difference between average exchange rates and closing exchange rates has an insignificant effect on ROACE and ROE.

•	As the functional currency of the parent company of the Group remains the Euro, translation adjustments resulting from translation to the US Dollar are presented in the new line item “Currency translation adjustment generated by the parent company” included in “Items not potentially reclassifiable to profit and loss” of the statement of Other Comprehensive Income. These translation adjustments are presented in the line item “Currency Translation Adjustment” of the balance sheet.

Application of interpretation IFRIC 21 “Levies”

In May 2013, the IASB issued the interpretation IFRIC 21 “Levies”. This interpretation is applicable retrospectively for annual periods beginning on or after January 1, 2014. The text indicates that the obligating event for the recognition of a liability is the activity described in the relevant legislation that triggers the payment of the levy. Comparative Consolidated Financial Statements have been restated accordingly.

The impact on shareholders’ equity as of January 1, 2011, is +$46 million. The impact on statements of income for 2011 and 2012 is not significant. Net income, Group share, for 2013 is increased by $24 million (1st quarter: -$83 million, 2nd quarter: +$48 million, 3rd quarter: +$37 million, 4th quarter: +$22 million).

In 2014, application of IFRIC 21 will have a similar effect as in 2013 due to the accounting of levies in the statement of income of the first quarter.